UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

The Pulse Network, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

74586X203
(CUSIP Number)

Nicholas Saber
c/o The Pulse Network, Inc.
437 Turnpike Street
Canton, Massachusetts 02021
Tel: (781) 821-6600
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.: 74586X203	Schedule 13D

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): Nicholas Saber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 461,947,793
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 43,995,293
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,995,293
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. SECURITY AND ISSUER.

This statement relates to shares of the common stock, par value $0.001 per share, of The Pulse Network, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 437 Turnpike Street, Canton, Massachusetts 02021.

Item 2. IDENTITY AND BACKGROUND.

(a) - (c) This Statement is filed by Nicholas Saber. Mr. Saber’s address is 437 Turnpike Street, Canton, Massachusetts 02021. Mr. Saber’s present principal occupation or employment is President of the Issuer.

(d) - (e) During the last five years, Mr. Saber has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Mr. Saber is a United States citizen.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 29, 2013, the Issuer entered into a Share Exchange Agreement, dated March 29, 2013 (the “Share Exchange Agreement”), by and among Issuer, The Pulse Network, Inc., a Massachusetts corporation (“The Pulse Network”), and the holders of common stock of The Pulse Network. The holders of the common stock of The Pulse Network consisted of Stephen Saber, Nicholas Saber and John Saber. Stephen Saber, Nicholas Saber and John Saber are brothers.

Under the terms and conditions of the Share Exchange Agreement, the Issuer sold 75,000,000 shares of common stock, 1,000 shares of Series A Preferred Stock and 15,000,000 shares of Series B Preferred Stock of the Issuer in consideration for all the issued and outstanding shares in The Pulse Network. Each share of Series A Preferred Stock is convertible into one share of common stock of the Issuer and requires the consent of the majority of the holders of Series A Preferred Stock to change the composition of the board of directors or President and Chief Executive Officer of the Issuer, change the Articles of Incorporation or Bylaws of the Issuer, or engage in merger, sale of assets, share exchange or other reorganization of the Issuer. Each share of Series B Preferred Stock is convertible into 5 shares of common stock and equal to 100 votes of common stock of the Issuer.

Pursuant to the Share Exchange Agreement, Steven Saber acquired 31,005,000 shares of common stock of the Issuer, 414 shares of Series A Preferred Stock of the Issuer and 6,201,000 shares of Series B Preferred Stock of the Issuer.

Item 4. PURPOSE OF TRANSACTION.

Mr. Saber acquired the shares of shares of common stock of the Issuer, as described in Item 3 herein, for investment purposes.

Depending upon then prevailing market conditions, other investment opportunities available to Mr. Saber, the availability of shares of common stock at prices that would make the purchase of additional shares of common stock desirable and other investment considerations, Mr. Saber may endeavor to increase his position in the Issuer through, among other things, the purchase of shares of common stock on the open market if the Issuer’s common stock is traded in the future, or in private transactions or otherwise, on such terms and at such times as Mr. Saber may deem advisable. Mr. Saber reserves the right to dispose of any or all of his shares of common stock in the open market, if such market is created in the future, or otherwise, at any time and from time to time and to engage in any hedging or similar transactions.

Mr. Saber intends to review his investment in the Issuer on a continuing basis and may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer and/or one or more other representatives of the Issuer concerning the business, operations and future plans of the Issuer.

Mr. Saber does not have any present plan or proposal which would relate to or result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

 Mr. Saber may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) On the filing date of this Schedule 13D, Mr. Saber beneficially owned, in the aggregate, 43,995,293 shares of common stock, representing approximately 26.6% of the Issuer’s outstanding shares of common stock, based on 165,001,000 shares of common stock issued and outstanding as of March 29, 2013, in the Current Report on Form 8-K of the Issuer filed with the Securities and Exchange Commission on March 29, 2013..

(b) Mr. Saber directly owns and has sole voting power and sole dispositive power with respect to all of the shares of common stock reported in this Schedule 13D as being beneficially owned by him.

(c) Except as set forth in this Schedule 13D, Mr. Saber has not effected any transaction in the shares of common stock during the past sixty (60) days.

(d) Except for Mr. Saber, no person is known by Mr. Saber to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Saber.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the knowledge of Mr. Saber, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between himself and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 16, 2013	By:	/s/ Nicholas Saber
Nicholas Saber